TEKOIL & GAS CORPORATION

July 13, 2007

FILED VIA FACSIMILE AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	TEKOIL & Gas Corporation (the “Company”)
Amendment No. 3 to Registration Statement on Form SB-2 Filed July 13, 2007 File No. 333-142224

Dear Mr. Schwall:

This letter is in response to my conversation of Wednesday, July 11, 2007 with Mr. Wynn of your office. Today we are filing Amendment No. 3 to the referenced Registration Statement, removing (i) as selling shareholders Rich Holdings LLC, John W. Barton, Masters Resources, LLC and Goldman, Sachs & Co. and (ii) resale of the related shares from registration.

Based on the conversation described above, I understand these actions resolve all open comments from your office. In accordance with the instructions provided in your letter of June 20, 2007, we hereby request that the registration statement be declared effective Tuesday, July 17, 2007.

Questions regarding this letter may be directed to the Company at 281-364-6950 (fax- 281-364-8007) or to Kenneth C. Wright of Baker & Hostetler LLP at 407-649-4001 (fax- 407-841-0168). Thank you.

Sincerely, /s/ Gerald Goodman Gerald Goodman Chief Financial Officer

25050 I-45 North, Suite 525 • The Woodlands, Texas 77380 • (281) 364-6950